1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

Philip T. Hinkle philip.hinkle@dechert.com +1 202 261 3460 Direct +1 202 261 3050 Fax

April 10, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Dominic Minore

Re:	Eagle Point Credit Company Inc.

Preliminary Proxy Statement on Schedule 14A

File Number: 811-22974

Dear Mr. Minore:

On March 28, 2017, Eagle Point Credit Company Inc., a Delaware corporation (the “Company”), filed with the Securities and Exchange Commission (the “Commission”) a preliminary proxy statement on Schedule 14A for the Company’s 2017 annual meeting of stockholders (the “Meeting”). On behalf of the Company, we hereby respond to the comments raised by the staff (the “Staff”) of the Commission in phone calls between Dominic Minore of the Staff and Philip T. Hinkle and Erin M. Lett of Dechert LLP, outside counsel to the Company, on April 6, 2017. For your convenience, summaries of the Staff’s comments are included in this letter, and each comment is followed by the applicable response. Capitalized terms used in this letter and not otherwise defined herein shall have the meanings specified in the preliminary proxy statement.

1.	Please confirm that all information required to be disclosed by Item 22(b)(11) of Schedule 14A has been disclosed in the proxy statement.

Response: The Company confirms that all information required to be disclosed by Item 22(b)(11) of Schedule 14A was disclosed in the preliminary proxy statement and is disclosed in the definitive proxy statement.

U.S. Securities and Exchange Commission April 10, 2017 Page 2

2.	Given the interplay between the hurdle and catch-up features of the incentive fee, include disclosure regarding whether, under the advisory agreement, there is (a) any accumulation of amounts on the hurdle rate from quarter to quarter, (b) any clawback of amounts previously paid under the advisory agreement if Pre-Incentive Fee Net Investment Income falls below the hurdle rate in subsequent quarters or (c) any delayed payments to the Adviser if Pre-Incentive Fee Net Investment Income was below the hurdle rate in prior quarters. Please also consider whether, if including new disclosure, there are any necessary adjustments to the examples of the incentive fee calculation.

Response: The Company hereby confirms that, under both the Current Advisory Agreement and the New Advisory Agreement, there is no (1) accumulation of amounts on the hurdle rate from quarter to quarter, (2) clawback of amounts previously paid under either agreement if Pre-Incentive Fee Net Investment Income falls below the hurdle rate in subsequent quarters or (3) delay of payment if Pre-Incentive Fee Net Investment Income was below the hurdle rate in prior quarters. The Company has included disclosure to this effect in the definitive proxy statement. Based on the above confirmations and clarifying disclosure, the Company believes that no adjustments are necessary to the examples of the incentive fee calculation.

3.	If none of (a) through (c) in Comment 3 applies to the New Advisory Agreement, please remove the supplemental presentation of the annualized percentages for the hurdle and catch up features as these annualized percentages may be confusing to investors if the Company does not exceed hurdle and catch up levels in all quarters.

Response: As requested, the Company has removed the supplemental presentation of the annualized percentages for the hurdle and catch-up levels in the definitive proxy statement.

4.	Confirm that there is no circumstance in which amounts payable under the New Advisory Agreement would differ from the amounts that would be payable under the Current Advisory Agreement. If amounts payable under the New Advisory Agreement could differ from amounts payable under the Current Advisory Agreement, include in the proxy statement either (1) a calculation of the total amounts payable under both agreements or (2) a comparative table setting forth total amounts payable under both agreements.

Response: The Company notes that the additional language regarding the calculation of base management fees in Article IV of the New Advisory Agreement simply provides additional detail regarding how base management fees have historically been calculated under the Current Advisory Agreement. As such, the Company hereby confirms that that there is no circumstance in which amounts payable under the New Advisory Agreement would differ from the amounts that would be payable under the Current Advisory Agreement.

U.S. Securities and Exchange Commission April 10, 2017 Page 3

5.	Reference is made to Article VII, Section 5 of the New Advisory Agreement. In your response, please describe amendments to the New Advisory Agreement (aside from a reduction in fees payable under the agreement) that would not require stockholder approval. If applicable, please include a description of the categories of material amendments that would not require stockholder approval in the proxy statement.

Response: The Company respectfully submits that any amendment to the New Advisory Agreement that does not result in a change of control of the Adviser or adversely affect the rights of the Company or its stockholders does not require stockholder approval. As there are no amendments that would materially affect the rights of stockholders that would not require stockholder approval, additional disclosure has not been added to the definitive proxy statement.

* * * * * * * * *

If you have any questions, please feel free to contact the undersigned by telephone at 202.261.3460 or by email at philip.hinkle@dechert.com or Thomas J. Friedmann at 617.728.7120 or by email at thomas.friedmann@dechert.com. Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Philip T. Hinkle

Philip T. Hinkle

cc:    Nauman S. Malik, General Counsel, Eagle Point Credit Management LLC
Thomas J. Friedmann, Dechert LLP